                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2003

                                   ----------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                   ----------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2003

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

                                          Mitsubishi Tokyo Financial Group, Inc.
                                                                  TSE Code; 8306

                     Mitsubishi Tokyo Financial Group, Inc.
         Financial Information for the First Quarter of Fiscal Year 2003


Tokyo, July 31, 2003--- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President:
Shigemitsu Miki) today announced certain financial information for MTFG and its 100% owned subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and The Mitsubishi Trust and Banking Corporation (MTBC) for the first quarter of the fiscal year ending March 31, 2004.
Unless otherwise noted, all of the disclosed figures are on a non-consolidated basis, and the figures for MTFG are the sum of those of BTM and MTBC.
All of the disclosed figures are unaudited, and the scope of the disclosed figures is different from that of the end of the first half and full year of fiscal 2003 as noted in each section.



  Inquiries: Mr. Katsuhiko Ishizuka
             Chief Manager, Financial Policy Division
             Mitsubishi Tokyo Financial Group, Inc.
             Tel. +81-3-3240-8211

--------------------------------------------------------------------------------
This financial information contains forward looking statements and other information relating to the Company (such statements and information are hereinafter referred as the "Forward-Looking Statements"). The Forward-Looking Statements are not historical facts and include, reflect or are otherwise based upon, among other things, the Company's current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, its financial condition, its management in general and other future events.
Some Forward-Looking Statements represent targets that the Company's management will strive to achieve through the successful implementation of the Company's business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. The Company may not be successful in implementing its business strategies, and actual results may differ materially, for a wide range of possible reasons. Please see Company's latest financial summary report and annual report.
In light of many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. The Company is under no obligation - and expressly disclaim any obligation - to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.
--------------------------------------------------------------------------------

1. Bankrupt Credits and credits sold in the first quarter of fiscal year 2003

                                                                   (unit: billions of Japanese yen)
---------------------------------------------------------------------------------------------------
                                                                            Inc/dec of classified
                                                                             assets based on the
                                                   Book balance before    Financial Reconstruction
                           Number of borrowers       Charge-offs /*2/           Law (FRL) /*3/
---------------------------------------------------------------------------------------------------
Bankrupt Credits /*1/                      112                    11.0                       0.0
---------------------------------------------------------------------------------------------------
Credits sold to RCC                        102                       -                     (13.3)
---------------------------------------------------------------------------------------------------
Other credits sold                          13                       -                     (40.4)
---------------------------------------------------------------------------------------------------

Notes:
*1: Represents domestic borrowers who became legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, filing for legal liquidation, etc.) during the period from April 1, 2003 to June 30, 2003, credits disclosed in accordance with the timely disclosure requirements of the Tokyo Stock Exchange are included regardless of the location of the borrowers.
*2: Book balance of Bankrupt Credits before deduction of amounts that should be charged-off as of June 30, 2003.
*3: The numbers do not reflect the results of the self-assessment of assets as of June 30, 2003, and represent the decrease in classified assets in accordance with the FRL of Bankrupt Credits and credits sold for the following factors only. For Bankrupt Credits, the balance represents the difference of the amount of credits classified in accordance with the FRL as of June 30, 2003 after deduction of amounts that should be charged-off compared to the amount of the credits classified in accordance with FRL as of March 31, 2003. For credits sold, the balance represents the amount of the credits sold by June 30, 2003 that were classified in accordance with FRL as of March 31, 2003.
*4: Number of borrowers, book balance before charge-offs, and increase in classified assets in accordance with the FRL of domestic borrowers who became high risk or substantially bankrupt debtors during the period from April 1, 2003 to June 30, 2003 are 506 borrowers, (Yens)51.7 billion,
     (Yens)26.0 billion, respectively. These numbers include material credits under high risk or material substantially bankrupt debtors that do not meet the criteria described hereinabove.
*5: For MTBC, numbers are on banking account and trust account combined basis. For trust account, numbers include only the trusts with contracts that MTBC guarantees for repayment of trust principal amount.


2. Consolidated risk adjusted capital ratio

--------------------------------------------------------------------------------
                            At September 30, 2003           At March 31, 2003
                                   (Target)                      (Actual)
--------------------------------------------------------------------------------
Total capital                  Approx. 11.0%-11.5%                      10.84%
--------------------------------------------------------------------------------
Tier1 capital                           Approx. 6%                       5.68%
--------------------------------------------------------------------------------

3. Fair value information

(1) Marketable securities available-for-sale

                                                                                          (unit: billions of Japanese yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 (Figures for reference)
                                   At June 30, 2003              At December 31, 2002               At March 31, 2003
                             ------------------------------------------------------------------------------------------------
                             Amortized   Fair    Unrealized  Amortized   Fair     Unrealized   Amortized   Fair    Unrealized
                               Cost      value   gain(loss)     cost     value    gain(loss)     cost      value    gain(loss)
-----------------------------------------------------------------------------------------------------------------------------
Domestic equity securities     3,284.9   3,262.4     (22.5)    4,364.5   3,640.9    (723.6)      3,526.6   3,091.5    (435.1)
-----------------------------------------------------------------------------------------------------------------------------
Japanese government bonds     12,804.6  12,847.8      43.2    10,755.4  10,826.0      70.5      10,489.7  10,591.7     101.9
-----------------------------------------------------------------------------------------------------------------------------
Foreign bonds                  7,280.6   7,449.0     168.3     5,902.0   6,032.4     130.3       6,445.2   6,577.0     131.7
-----------------------------------------------------------------------------------------------------------------------------

Notes:

*1: Costs at June 30, 2003 do not reflect necessary amortization/accretion of premium/discount and impairment, and those at December 31, 2002 do not reflect necessary amortization/accretion of premium/discount and impairment in the first half of fiscal 2002.

*2: Amounts for BTM on "Foreign bonds" at June 30 2003 and those at December 31, 2002 are those held by all domestic offices and certain major overseas offices.

(2) Interest related derivatives transactions qualifying for hedge accounting

                                                                                      (unit: billions of Japanese yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                                                 (Figures for reference)
                                 At June 30, 2003              At December 31, 2002                 At March 31, 2003
                           ----------------------------------------------------------------------------------------------
                           Deferred   Deferred            Deferred   Deferred             Deferred  Deferred
                            profit      loss       Net     profit      loss       Net      profit     loss        Net
-------------------------------------------------------------------------------------------------------------------------
Swaps                         600.7      511.8     88.8       603.4     514.6      88.8      669.6     570.5       99.0
-------------------------------------------------------------------------------------------------------------------------
Futures                        89.2       76.4     12.7        84.5      68.6      15.8       58.3      42.4       15.8
-------------------------------------------------------------------------------------------------------------------------
Options                         2.4        0.3      2.1         2.6       1.5       1.1        0.7       0.6        0.1
-------------------------------------------------------------------------------------------------------------------------
Total                         692.3      588.6    103.7       690.6     584.8     105.8      728.7     613.6      115.0
-------------------------------------------------------------------------------------------------------------------------

Note: Amounts for BTM at June 30, 2003 and those at December 31, 2002 are derived from amounts booked at all domestic offices and certain major overseas offices qualifying for hedge accounting.

4. Domestic deposits, classified by depositor

                                                                                   (unit: billions of Japanese yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                                                 (Figures for reference)
                                           At June 30, 2003          At December 31, 2002           At March 31, 2003
-------------------------------------------------------------------------------------------------------------------------
Individuals                                        32,948.6                      31,916.3                      32,164.4
-------------------------------------------------------------------------------------------------------------------------
Corporation and others                             20,838.8                      19,502.7                      19,903.8
-------------------------------------- ----------------------------------------------------------------------------------

Notes:

*1: Excluding negotiable certificates of deposit, deposits of overseas offices, and JOM accounts.
*2: Amounts for BTM at June 30, 2003 and those at December 31, 2002 are based on the numbers before elimination of temporary inter-office accounts.

                                 *   *   *

                                                                    (Appendix 1)

The Bank of Tokyo-Mitsubishi, Ltd.

1. Bankrupt Credits and credits sold in the first quarter of fiscal year 2003

                                                                     (unit: billions of Japanese yen)
 -----------------------------------------------------------------------------------------------------
                                                                             Inc/dec of classified
                                                                              assets based on the
                                                    Book balance before     Financial Reconstruction
                            Number of borrowers       Charge-offs/*2/             Law (FRL)/*3/
 -----------------------------------------------------------------------------------------------------
  Bankrupt Credits/*1/              107                    10.4                         0.0
 -----------------------------------------------------------------------------------------------------
  Credits sold to RCC               101                       -                       (13.3)
 -----------------------------------------------------------------------------------------------------
  Other credits sold                  7                       -                       (36.6)
 ----------------------------------------------------------------------------------------------------

  Notes:
  *1: Represents domestic borrowers who became legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, filing for legal liquidation, etc.) during the period from April 1, 2003 to June 30, 2003, credits disclosed in accordance with the timely disclosure requirements of the Tokyo Stock Exchange are included regardless of the location of the borrowers.
  *2: Book balance of Bankrupt Credits before deduction of amounts that should be charged-off as of June 30, 2003.
  *3: The numbers do not reflect the results of the self-assessment of assets as of June 30, 2003, and represent the decrease in classified assets in accordance with the FRL of Bankrupt Credits and credits sold for the following factors only. For Bankrupt Credits, the balance represents the difference of the amount of credits classified in accordance with the FRL as of June 30, 2003 after deduction of amounts that should be charged-off compared to the amount of the credits classified in accordance with FRL as of March 31, 2003. For credits sold, the balance represents the amount of the credits sold by June 30, 2003 that were classified in accordance with FRL as of March 31, 2003.

  *4: Number of borrowers, book balance before charge-offs, and increase in classified assets in accordance with the FRL of domestic borrowers who became high risk or substantially bankrupt debtors during the period from April 1, 2003 to June 30, 2003 are 498 borrowers, (Yen) 40.5 billion,
       (Yen) 23.8 billion, respectively. These numbers include material credits under high risk or material substantially bankrupt debtors that do not meet the criteria described hereinabove.

2. Consolidated risk adjusted capital ratio

 -------------------------------------------------  -----------------------
                      At September 30, 2003             At March 31, 2003
                             (Target)                       (Actual)
 -------------------------------------------------  -----------------------
  Total capital               Approx. 11%                    10.43%
 -------------------------------------------------  -----------------------
  Tier1 capital         Approx. 5.5%-6.0%                     5.34%
 -------------------------------------------------  -----------------------

3. Fair value information

(1) Marketable securities available-for-sale

                                                                                         (unit: billions of Japanese yen)
--------------------------------------------------------------------------------------------  --------------------------------
                                   At June 30, 2003              At December 31, 2002             (Figures for reference)
                                                                                                     At March 31, 2003
                            ----------------------------------------------------------------  --------------------------------
                             Amortized   Fair    Unrealized Amortized   Fair     Unrealized    Amortized  Fair     Unrealized
                               cost      value   gain(loss)   cost      value    gain(loss)      cost     value    gain(loss)
--------------------------------------------------------------------------------------------  --------------------------------
 Domestic equity securities    2,425.0   2,436.8    11.7     3,142.9   2,678.8    (464.0)       2,605.7  2,315.2    (290.5)
--------------------------------------------------------------------------------------------  --------------------------------
 Japanese government bonds    10,733.2  10,737.9     4.6     8,710.4   8,736.6      26.2        8,375.0  8,423.7      48.6
--------------------------------------------------------------------------------------------  --------------------------------
 Foreign bonds                 2,910.5   2,921.6    11.1     2,958.5   2,954.2      (4.2)       2,731.6  2,740.8       9.1
--------------------------------------------------------------------------------------------  --------------------------------

Notes:
*1: Costs at June 30, 2003 do not reflect necessary amortization/accretion of premium/discount and impairment, and those at December 31, 2002 do not reflect necessary amortization/accretion of premium/discount and impairment in the first half of fiscal 2002.
*2: Amounts on "Foreign bonds" at June 30 2003 and those at December 31, 2002 are those held by all domestic offices and certain major overseas offices.

(2) Interest related derivatives transactions qualifying for hedge accounting

                                                                                         (unit: billions of Japanese yen)
--------------------------------------------------------------------------------------------  -------------------------------
                                                                                                  (Figures for reference)
                                   At June 30, 2003             At December 31, 2002                 At March 31, 2003
                             ---------------------------------------------------------------  -------------------------------
                             Deferred   Deferred            Deferred   Deferred                Deferred  Deferred
                              profit      loss        Net    profit      loss        Net        profit     loss        Net
--------------------------------------------------------------------------------------------  -------------------------------
 Swaps                           313.8    248.8       65.0    262.0      196.4       65.6        356.3     286.5      69.7
--------------------------------------------------------------------------------------------  -------------------------------
 Futures                          88.9     76.2       12.7     83.6       67.7       15.9         57.5      41.9      15.6
--------------------------------------------------------------------------------------------  -------------------------------
 Options                           2.4      0.0        2.3      2.0        1.5        0.4          0.2       0.3      (0.1)
--------------------------------------------------------------------------------------------  -------------------------------
 Total                           405.2    325.1       80.1    347.7      265.6       82.1        414.1     328.8      85.3
--------------------------------------------------------------------------------------------  -------------------------------

Note: Amounts at June 30, 2003 and those at December 31, 2002 are derived from amounts booked at all domestic offices and certain major overseas offices qualifying for hedge accounting.


4. Domestic deposits, classified by depositor

                                                                                         (unit: billions of Japanese yen)
----------------------------------------------------------------------------------------------  --------------------------
                                                                                                 (Figures for reference)
                                   At June 30, 2003                  At December 31, 2002           At March 31, 2003
----------------------------------------------------------------------------------------------  --------------------------
 Individuals                           26,224.6                            25,319.8                     25,483.1
----------------------------------------------------------------------------------------------  --------------------------
 Corporation and others                17,595.2                            16,236.6                     16,844.3
----------------------------------------------------------------------------------------------  --------------------------

Notes:

*1: Excluding negotiable certificates of deposit, deposits of overseas offices, and JOM accounts.
*2: Amounts at June 30, 2003 and those at December 31, 2002 are based on the numbers before elimination of temporary inter-office accounts.


                                      * * *

                                                                    (Appendix 2)

The Mitsubishi Trust and Banking Corporation

1. Bankrupt Credits and credits sold in the first quarter of fiscal year 2003

                                                                         (unit: billions of Japanese yen)
 ------------------------------------------------------------------------------------------------------
                                                                               Inc/dec of classified
                                                                                assets based on the
                                                   Book balance before       Financial Reconstruction
                            Number of borrowers      Charge-offs/*2/               Law (FRL)/*3/
 ------------------------------------------------------------------------------------------------------
  Bankrupt Credits/*1/               6                     0.6                         (0.0)
 ------------------------------------------------------------------------------------------------------
  Credits sold to RCC                1                       -                            -
 ------------------------------------------------------------------------------------------------------
  Other credits sold                 6                       -                         (3.7)
 ------------------------------------------------------------------------------------------------------

  Notes:
  *1: Represents domestic borrowers who became legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, filing for legal liquidation, etc.) during the period from April 1, 2003 to June 30, 2003, credits disclosed in accordance with the timely disclosure requirements of the Tokyo Stock Exchange are included regardless of the location of the borrowers.
  *2: Book balance of Bankrupt Credits before deduction of amounts that should be charged-off as of June 30, 2003.
  *3: The numbers do not reflect the results of the self-assessment of assets as of June 30, 2003, and represent the decrease in classified assets in accordance with the FRL of Bankrupt Credits and credits sold for the following factors only. For Bankrupt Credits, the balance represents the difference of the amount of credits classified in accordance with the FRL as of June 30, 2003 after deduction of amounts that should be charged-off compared to the amount of the credits classified in accordance with FRL as of March 31, 2003. For credits sold, the balance represents the amount of the credits sold by June 30, 2003 that were classified in accordance with FRL as of March 31, 2003.
  *4: Number of borrowers, book balance before charge-offs, and increase in classified assets in accordance with the FRL of domestic borrowers who became high risk or substantially bankrupt debtors during the period from April 1, 2003 to June 30, 2003 are 8 borrowers, (Yen) 11.2 billion, (Yen)
       2.1 billion, respectively. These numbers include material credits under high risk or material substantially bankrupt debtors that do not meet the criteria described hereinabove.
  *5: Numbers are on banking account and trust account combined basis. For trust account, numbers include only the trusts with contracts that MTBC guarantees for repayment of trust principal amount.


2. Consolidated risk adjusted capital ratio

 ------------------------------------------------   ------------------------
                        At September 30, 2003          At March 31, 2003
                               (Target)                    (Actual)
 ------------------------------------------------   ------------------------
  Total capital              Approx. 12.5%                  12.00%
 ------------------------------------------------   ------------------------
  Tier1 capital               Approx. 6.5%                   6.66%
 ------------------------------------------------   ------------------------

3. Fair value information

(1) Marketable securities available-for-sale

                                                                                                (unit: billions of Japanese yen)
--------------------------------------------------------------------------------------------------  --------------------------------
                                                                                                         (Figures for reference)
                                     At June 30, 2003                 At December 31, 2002                  At March 31, 2003
                            ----------------------------------------------------------------------  --------------------------------
                             Amortized    Fair     Unrealized   Amortized    Fair     Unrealized     Amortized    Fair    Unrealized
                               cost       value    gain(loss)     cost       value    gain(loss)       cost       value   gain(loss)
--------------------------------------------------------------------------------------------------  --------------------------------
Domestic equity securities      859.8      825.5     (34.3)      1,221.6      962.0     (259.6)         920.8      776.2    (144.5)
--------------------------------------------------------------------------------------------------  --------------------------------
Japanese government bonds     2,071.3    2,109.8      38.5       2,045.0    2,089.3       44.3        2,114.7    2,167.9      53.2
--------------------------------------------------------------------------------------------------  --------------------------------
Foreign bonds                 4,370.1    4,527.3     157.1       2,943.4    3,078.1      134.6        3,713.6    3,836.1     122.5
--------------------------------------------------------------------------------------------------  --------------------------------

Note: Costs at June 30, 2003 do not reflect necessary amortization/accretion of premium/discount and impairment, and those at December 31, 2002 do not reflect necessary amortization/accretion of premium/discount and impairment in the first half of fiscal 2002.

(2) Interest related derivatives transactions qualifying for hedge accounting

                                                                                                (unit: billions of Japanese yen)
--------------------------------------------------------------------------------------------------  --------------------------------
                                                                                                         (Figures for reference)
                                    At June 30, 2003                  At December 31, 2002                  At March 31, 2003
                          ------------------------------------------------------------------------  --------------------------------
                            Deferred     Deferred               Deferred     Deferred       Net        Deferred    Deferred    Net
                             profit        loss        Net       profit        loss                     profit       loss
--------------------------------------------------------------------------------------------------  --------------------------------
Swaps                         286.8        262.9      23.8       341.3        318.2        23.1         313.3        284.0     29.3
--------------------------------------------------------------------------------------------------  --------------------------------
Futures                         0.2          0.2       0.0         0.8          0.9        (0.0)          0.7          0.5      0.1
--------------------------------------------------------------------------------------------------  --------------------------------
Options                           -          0.2      (0.2)        0.6            -         0.6           0.5          0.2      0.2
--------------------------------------------------------------------------------------------------  --------------------------------
Total                         287.0        263.4      23.6       342.8        319.1        23.7         314.5        284.8     29.7
--------------------------------------------------------------------------------------------------  --------------------------------

4. Domestic deposits, classified by depositor

                                                                                                (unit: billions of Japanese yen)
--------------------------------------------------------------------------------------------------  --------------------------------
                                                                                                        (Figures for reference)
                                                At June 30, 2003        At December 31, 2002               At March 31, 2003
                          ------------------------------------------------------------------------  --------------------------------
Individuals                                              6,724.0                     6,596.4                       6,681.2
--------------------------------------------------------------------------------------------------  --------------------------------
Corporation and others                                   3,243.6                     3,266.1                       3,059.4
--------------------------------------------------------------------------------------------------  --------------------------------

Note: Excluding negotiable certificates of deposit, deposits of overseas offices, and JOM accounts.

                                      * * *